August 29, 2018

Karen E. McCarthy
Vice-President, Associate General Counsel and Secretary
Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J2J5

       Re: Royal Bank of Canada
           Registration Statement on Form F-3
           Filed August 24, 2018
           File No. 333-227001

Dear Ms. McCarthy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services